JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd.

Amendment to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and AllianceBernstein L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and AllianceBernstein L.P., a Delaware limited partnership and registered investment adviser (“Sub-Adviser”).

Whereas, JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd. (the “Company”) is a wholly owned subsidiary of the JNL/AllianceBernstein Dynamic Asset Allocation Fund, organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of April 2014, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to the Company.

Whereas, in connection with a company rebranding, the JNL/AllianceBernstein Dynamic Asset Allocation Fund will be renamed the JNL/AB Dynamic Asset Allocation Fund and the JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd. will be renamed the JNL/AB Dynamic Asset Allocation Fund Ltd.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to update the fund and Company names, as outlined above, in all instances.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 17th day of August 2015, effective September 28, 2015.

Jackson National Asset Management, LLC		AllianceBernstein L.P.
By:	/s/ Mark D. Nerud	By:	Daniel A. Notto
Name:	Mark D. Nerud	Name:	Daniel A. Notto
Title:	President and CEO	Title:	Assistant Secretary